Exhibit 23.3

CONSENT

I hereby consent to serve as a director of Benechill, Inc. (the “Company”) if elected or appointed as such, and to be named as a director designee or as a nominee for director of the Company in any registration statement filed by the Company under the Securities Act of 1933, as amended, including all amendments and post-effective amendments or supplements thereto and any prospectus contained therein.

/s/ Casey L. Gunnell
Name: Casey L. Gunnell
Date: October 13, 2014